Exhibit 99.2

INFORMATION CIRCULAR

for the

ANNUAL GENERAL AND SPECIAL MEETING

of

TIMMINS GOLD CORP.

to be held on

MAY 12, 2017

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact Timmins Gold Corp.’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of Timmins Gold Corp. (the “Company”) will be held at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3, at 2:00 p.m. (Vancouver time) on Friday, May 12, 2017 for the following purposes:

(a)	to receive the audited financial statements of the Company for the financial year ended December 31, 2016 and accompanying report of the auditor;

(b)	to set the number of directors for the ensuing year at eight;

(c)	to elect the directors of the Company to hold office for the ensuing year;

(d)

to consider, and if thought fit, approve by special resolution an alteration to the capital of the Company to authorize the board of directors of the Company to affect a consolidation of the authorized common shares of the Company on the basis of every ten common shares being consolidated into one common share without par value;

(e)

to consider and if thought fit to pass, with or without variation, a special resolution to amend the Notice of Articles and Articles of the Company to change the name of the Company to “Alio Gold Inc.”, or such other name as the board of directors of the Company may approve in its sole discretion, and as may be acceptable to applicable regulatory authorities, including the Toronto Stock Exchange;

(f)	to appoint Deloitte LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

(g)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.

The directors of the Company have fixed April 7, 2017 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

Voting Instructions

If you are a registered shareholder whose shares are registered in your name, you can exercise your right to vote in person at the Meeting or be represented by proxy. It is important that your shares be represented at the Meeting. Whether or not you are able to attend the Meeting, we urge you to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc. following one of the methods indicated on the form of proxy. Proxies must be completed, dated and signed and returned to Computershare Investor Services Inc. by 2:00 p.m. (Vancouver time) on May 10, 2017, or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Telephone voting can be completed at 1-

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866-732-vote (1-866-732-8683), voting by fax can be sent to 1-866-249-7775 or 416-263-9524 and Internet voting can be completed at www.investorvote.com. Proxies submitted via mail should be sent to Computershare Investor Services Inc. at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

If you are a non-registered shareholder and your shares are held through a bank, broker or other financial intermediary, please carefully follow the instructions provided from your intermediary on how to vote your shares.

If you have any questions or need assistance with voting you shares please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurenhill.com.

DATED at Vancouver, British Columbia, April 11, 2017.

TIMMINS GOLD CORP.

“Bryan A. Coates”
Chair

PLEASE VOTE YOUR SHARES BEFORE 2:00 P.M. (VANCOUVER TIME) ON MAY 10, 2017

Vote using the following methods prior to the Meeting.

	Internet	Telephone or Fax	Mail
Registered Shareholders	Vote online at	Telephone: 1-866-732-8683	Return the form of proxy in the
Shares held in own name and	www.investorvote.com	Fax: 1-866-249-7775	enclosed postage paid envelope.
represented by a physical
certificate.

Non Registered	Vote online at	Call or fax to the number(s) listed	Return the voting instruction form
Shareholders	www.proxyvote.com	on your voting instruction form.	in the enclosed postage paid
Shares held with a broker,			envelope.
bank or other intermediary.

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MANAGEMENT INFORMATION CIRCULAR

(all information as at April 11, 2017 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Timmins Gold Corp. (the “Company”) for use at the Annual and Special Meeting of the Company’s shareholders (the “Meeting”) to be held on May 12, 2017 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company. The Company has also retained the services of Laurel Hill Advisory Group (“Laurel Hill”) as its proxy solicitation agent to assist in the solicitation of proxies. For these services, Laurel Hill is expected to receive a fee of up to $30,000, plus reimbursement of reasonable out-of-pocket expenses. Shareholders may contact Laurel Hill toll free at 1-877-452-7184 or outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed Proxy is received by Computershare Investor Services Inc., at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 2:00 p.m. (Vancouver time) on May 10, 2017 or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683), voting by fax can be sent to 1-866-249-7775 or 416-263-9524 and Internet voting can be completed at www.investorvote.com.

Late Proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late Proxy. The Chair of the Meeting may waive or extend the Proxy cut-off without notice.

A registered shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 615, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are a non-registered shareholder (a “Beneficial Shareholder”), please follow the instructions from your bank, broker or other financial intermediary for instructions on how to revoke your voting instructions.

Please see heading “Beneficial Shareholders” in this Circular for further information.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made. If you do not provide instructions in your Proxy, the persons named in the enclosed Proxy will vote your Company common shares (the “Common Shares”) FOR the matters to be acted on at the Meeting.

The persons named in the enclosed Proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment or other item of business that comes before the Meeting is routine or contested. The persons named in the enclosed Proxy will vote on such matters in accordance with their best judgment. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

BENEFICIAL SHAREHOLDERS

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

Broadridge typically mails a scannable voting instruction form (" VIF") instead of the form of proxy. Beneficial Shareholders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. The various voting methods will be provided by Broadridge on its VIF. The Company may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their shares. Certain Beneficial Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s last completed financial year, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has any material interest, direct or indirect in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, and except for transactions carried out in the ordinary course of business of the Company or its subsidiaries, no Person or Company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” or “Company” shall include: (a) each person who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) each proposed nominee for election as a director of the Company; and (c) each associate or affiliate of any of the persons or companies listed in paragraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 355,628,602 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

Any holder of Common Shares of record at the close of business on April 7, 2017 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to any class of voting shares of the Company.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, and the auditors’ report thereon (the “Statements”) and the Management Discussion and Analysis for

the years ended December 31, 2016 and 2015 (the “MD&A”) are available upon request from the Company. The Statements and MD&A are available on the Company’s website at www.timminsgold.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. The Statements will be placed before the Meeting for consideration by the shareholders.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked at the Meeting to approve the appointment of Deloitte LLP, Chartered Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the auditor nominee herein listed.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until they resign or until their successors are appointed. Each of the eight persons named in the following table is proposed for nomination for election as a director of the Company. The nominees for election as a director of the Company include six independent nominees, each of whom has held senior executive positions in major mining companies. The board of directors of the Company (the “Board”) recommends a vote “FOR” each of the nominees listed below. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the director nominees herein listed.

Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Profile	Principal Occupation and Biography
Mark D. Backens	PRINCIPAL OCCUPATION: Corporate Director
B.SC., P. Geo. Age: 55 Residence: Spearfish, South Dakota, USA Common Shares: Nil Options: 1,665,000 Director since May 26, 2015 Non-Independent

BIOGRAPHY: Mr. Backens served as the Interim CEO of the Company from October 2015 to February 2017. He has over 30 years of global mining experience including most recently as Director of Investment Banking - Mining for Scotia Capital. For most of his career, Mr. Backens has held senior management roles with Meridian Gold Inc., Placer Dome Inc. and Goldcorp Inc. in the areas of engineering, mine construction, mine management and corporate development. Mr. Backens holds a Bachelor of Science in Geological Engineering from South Dakota School of Mines and was formerly a Professional Geologist.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - None
CURRENT COMMITTEE MEMBERSHIPS: - None

George Brack	PRINCIPAL OCCUPATION: Corporate Director
MBA, CFA, B.A.Sc., Geological Engineering Age: 55 Residence: Vancouver, British Columbia, Canada Common Shares: 1,050,000 Options: 930,000 Warrants: 125,000 Director since July 31, 2014 Independent

BIOGRAPHY: Mr. Brack’s over 30-year career in the mining industry has focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions, and raising equity capital. Until 2009, he was Managing Director and Industry Head, Mining at Scotia Capital. Prior to joining Scotia in 2006 he spent seven years as President of Macquarie North America Ltd. and led its northern hemisphere mining industry mergers and acquisitions advisory business. Previously, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., Vice President in the mining investment banking group at CIBC Wood Gundy, and he worked on the corporate development team at Rio Algom Limited. In addition to his current board roles, during the past 16 years, Mr. Brack served as a director on the boards of Aurizon Mines Ltd., Newstrike Capital Inc., NovaGold Resources Inc., Red Back Mining Inc. and chaired the board of Alexco Resource Corp. He has served on audit committees and has been both a member and the chair of compensation/human resource committees, corporate governance committees and special committees responding to takeover offers (Aurizon, Red Back and NovaGold). Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological Engineering and the CFA designation at the University of Toronto.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Silver Wheaton Corp. (TSX; NYSE) - Capstone Mining Corp. (TSX) - Geologix Explorations Inc. (TSX)
CURRENT COMMITTEE MEMBERSHIPS: - Corporate Governance and Nominating Committee (Chair) - Compensation Committee

Bryan A. Coates	PRINCIPAL OCCUPATION: President of Osisko Gold Royalties Ltd.
B.Com (Honours), CPA, CA, ICD.D Age: 59 Residence: Saint-Lambert, Quebec, Canada Common Shares: 20,000 Options: 750,000 Director since July 31, 2014 Independent

BIOGRAPHY: Mr. Coates has spent 30 years in the Canadian and international mining industries. He currently serves as President of Osisko Gold Royalties Ltd. since June 2014. Prior to that he was the Vice President Finance and Chief Financial Officer for Osisko Mining Corp. from 2007 until it was acquired in 2015 for $3.9 billion. Osisko developed and operated the Canadian Malartic gold mine, the largest such mine in Quebec, and also conducted exploration work in Mexico. Prior to Osisko, Mr. Coates served as Chief Financial Officer for IAMGOLD Corp., Cambior Inc. and Cia. Minera Antamina S.A. and has sat on the board of directors of various mining companies. Mr. Coates holds an Honours Bachelor of Commerce from Laurentian University and is a member of the Chartered Professional Accountants of Ontario. He has also obtained the ICD.D designation form the Institute of Corporate Directors.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Golden Queen Mining Company (TSX) - Falco Resources Ltd. (TSXV)
CURRENT COMMITTEE MEMBERSHIPS: - Compensation Committee - Corporate Governance and Nominations Committee

Anthony Hawkshaw	PRINCIPAL OCCUPATION: Corporate Director
B.A. Age: 64 Residence: Vancouver, British Columbia, Canada Common Shares: 190,000 Options: 600,000 Director since July 31, 2014 Independent

BIOGRAPHY: Mr. Hawkshaw has more than 30 years of experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru and is a former director, Chief Financial Officer and founding shareholder of Rio Alto Mining Ltd. Prior to joining Rio Alto, Mr. Hawkshaw was the Chief Financial Officer of Pan American Silver Corp. and Chariot Resources Ltd. He has also served as Chair of the Audit Committee of Caza Gold Corp.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Regulus Resources Inc. (TSXV)
CURRENT COMMITTEE MEMBERSHIPS: - Corporate Governance and Nominating Committee - Audit Committee

Stephen Lang	PRINCIPAL OCCUPATION: Corporate Director
M.Sc. M.Eng, Mining Engineering Age: 61 Residence: Columbia, Missouri, USA Common Shares: Nil Options: 750,000 Director since July 31, 2014 Independent

BIOGRAPHY: Mr. Lang has over 32 years of experience in the mining industry. He has been a director of Centerra Gold Inc. since 2008 and was appointed as Centerra’s Board Chair in 2012. He served as President and CEO of Centerra from 2008 to 2012, having joined Centerra in 2007 as Chief Operating Officer. Between 2003 and 2007, Mr. Lang served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company. Prior to joining Stillwater, he was employed with Barrick Gold Corporation as Vice President and General Manager of Barrick Gold’s Goldstrike/Meikle operation from 2001 to 2003. Prior to this he served as Vice President of Engineering and Project Development of Rio Algom, Limited in Santiago, Chile from 1999 to 2001. From 1996 to 1999, he served as Vice President and General Manager of Kinross Gold Corporation/Amax Gold Corporation’s Fort Knox Mine in Fairbanks, Alaska. From 1981 to 1996, he held various positions with Santa Fe Pacific Gold Minerals Corporation, including General Manager of the Twin Creeks Mine in Golconda, Nevada. Mr. Lang earned a Bachelor of Science degree in Mining Engineering and a Master’s degree in Mining Engineering both from the University of Missouri-Rolla.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Centerra Gold Inc. (TSX) - International Tower Hill Mines Ltd. (TSX; NYSE-MKT)
CURRENT COMMITTEE MEMBERSHIPS: - Audit Committee

Greg McCunn	PRINCIPAL OCCUPATION: CEO of the Company
MBA, P.Eng Age: 48 Residence: Vancouver, British Columbia, Canada Common Shares: 402,400 Options: 1,200,000 Director since February 1, 2017 Non-independent

Mr. McCunn is a mining executive with 25 years of executive and management experience in finance, operations, project engineering, project construction and corporate development. Most recently, he was CFO of Asanko Gold Inc. (April 2011 to January 2017). Prior to Asanko, Mr. McCunn spent four years as the CFO of Farallon Mining Ltd. during which time the company financed, constructed and operated the G-9 mine in Guerrero, Mexico which is proximal to the Company’s Ana Paula project. Mr. McCunn’s background includes technical, operational and corporate development roles with Teck Resources Limited, Placer Dome Inc. and junior mining companies in Canada and Australia. He is a Professional Engineer and holds a Master’s degree in Business Administration as well as a Bachelor of Applied Science in Metallurgical Engineering.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - None
CURRENT COMMITTEE MEMBERSHIPS: - None

Paula Rogers	PRINCIPAL OCCUPATION: Corporate Director
B.Com, CPA, CA Age: 48 Residence: Vancouver, British Columbia, Canada Common Shares: 12,500 Options: 875,000 Director since August 3, 2011 Independent

BIOGRAPHY: Ms. Rogers is a Chartered Professional Accountant and brings over 20 years’ experience working for Canadian-based international public companies in the areas of treasury, mergers and acquisitions, corporate governance, financial reporting and tax. Ms. Rogers has served as an officer of other public companies including Vice President, Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd. and Silver Wheaton Corp. She currently serves on the boards of NeutriSci International Inc. and Diversified Royalty Corp., where she also serves as the Chair of the Audit Committee. Ms. Rogers holds a Bachelor of Commerce degree from the University of British Columbia.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Diversified Royalty Corp.(TSX) - NeutriSci International Inc. (TSXV)
CURRENT COMMITTEE MEMBERSHIPS: - Audit Committee (Chair) - Compensation Committee

Jose Alberto Vizquerra Benavides	PRINCIPAL OCCUPATION: Executive Vice President of Strategic Development and Director of Osisko Mining Inc.
M.Sc., Mineral Exploration, B. Eng., CPG Age: 37 Residence: Toronto, Ontario, Canada Common Shares: 71,400 Options: 875,000 Director since November 27, 2013 Independent

BIOGRAPHY: Mr. Vizquerra has more than ten years of experience in mining. Prior to his current role as director and Executive Vice President of Strategic Development of Osisko Mining Inc. (formerly Oban Mining Corporation) he was President, CEO and director of Oban Mining Corporation and President, CEO and Director of Braeval Mining Corporation. Mr. Vizquerra was the head of project evaluation with Compania de Minas Buenaventura of Lima, Peru from 2008 until 2011, and a geologist with Goldcorp Inc. from 2005 until 2008. Mr. Vizquerra is fluent in both Spanish and English. He is a Professional Geologist and holds a Civil Engineering degree form Colegio de Ingenieros del Peru CIP and a Masters degree in Mineral Exploration from Queens University. Mr. Vizquerra currently serves as a director of Palamina Corp.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Osisko Mining Inc. (TSX) - Palamina Corp. (TSX-V)
CURRENT COMMITTEE MEMBERSHIPS: - Compensation Committee (Chair)

Corporate Cease Trade Orders or Bankruptcies

No proposed director of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no proposed director of the Company:

(a)

is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Stephen Lang is a former director of Allied Nevada Gold Corp. which together with certain of its domestic direct and indirect subsidiaries, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on March 10, 2015. The plan was confirmed on October 6, 2015.

Penalties or Sanctions

No proposed director of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors.

SHARE CONSOLIDATION

The shareholders will be asked at the Meeting to approve a consolidation (the “Consolidation”) of the issued and outstanding Common Shares on the basis of ten Common Shares being consolidated into one Common Share, pursuant to the special resolution set forth in Schedule “A” to this Circular (the “Consolidation Resolution”).

At the close of business on the Record Date, there were 355,628,602 pre-Consolidation Common Shares issued and outstanding. Upon giving effect to the Consolidation, the Company will have approximately 35,562,860 Common Shares issued and outstanding on a post-Consolidation basis (assuming consolidation on a ten-to-one basis). The exact number of post-Consolidation Common Shares outstanding may vary due to the effect of rounding for fractional interests (discussed below).

Approval of the Consolidation Resolution does not necessarily mean that the Board will implement the Consolidation. Even if the Consolidation Resolution is approved by shareholders at the Meeting, the Board will have the discretion not to proceed with the Consolidation.

Completion of the Consolidation is subject to the approval of the TSX and the NYSE MKT. If the Consolidation Resolution is approved and implemented, the Company will send letters of transmittal to shareholders which will provide instructions on how to obtain new share certificates representing the number of Common Shares to which such shareholders are entitled as a result of the Consolidation.

The text of the Consolidation Resolution is set forth in Schedule “A”. Approval of the Consolidation Resolution will require the affirmative votes of the holders of not less than two-thirds of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting who vote in respect of that resolution.

It is the intention of the persons named in the enclosed instrument of Proxy, if not expressly directed to the contrary in such instrument of Proxy, to vote the Proxy in favour of the resolution set forth in the attached Schedule “A”.

Purpose of the Consolidation

The Board believes that the Consolidation should lead to increased interest by a wider audience of potential investors, resulting in a more efficient market for the Common Shares. There can be no assurances, however, that the market price of the Common Shares will increase as a result of the Consolidation.

Principal Effects of the Consolidation

If the Consolidation is implemented, each shareholder will receive one post-Consolidation Common Share for every ten pre-Consolidation Common Shares held immediately prior to the effective date of the Consolidation, subject to rounding for fractional interests (discussed below). While the Consolidation will result in each shareholder holding a smaller number of Common Shares, it will not materially affect a shareholder’s percentage ownership or voting rights in the Company.

No fractional Common Shares will be issued in connection with the Consolidation. If as a result of the Consolidation, a shareholder becomes entitled to a fractional Common Share, such fraction will be rounded to the nearest Common Share. Pursuant to section 83 of the Business Corporations Act (British Columbia), each fractional Common Share remaining after the Consolidation that is less than one-half of a Common Share must be cancelled and each fractional Common Share that is at least one-half of a Common Share must be changed to one whole Common Share.

Upon the Consolidation becoming effective, the number of Common Shares reserved for issuance by the Company under its stock option plan, the number of Common Shares subject to outstanding options, and the exercise price of outstanding options will be proportionately adjusted to give effect to the Consolidation; provided, however, that fractions of a Common Share will not be issuable under any option and will be rounded down to the nearest whole Common Share. Similarly, upon the Consolidation becoming effective, the number of Common Shares reserved for issuance by the Company pursuant to outstanding warrants and the exercise price of outstanding warrants will be proportionately adjusted to give effect to the Consolidation in accordance with the terms of the instruments governing such warrants. Fractional warrants and fractional

Common Shares issuable on the exercise of any warrants will be adjusted in accordance with the instrument governing such warrants.

Approval of TSX and NTSE MKT

Assuming shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with the Consolidation, the Consolidation will be subject to the approval of the TSX and NYSE MKT.

Letters of Transmittal

If the Consolidation is approved by shareholders and implemented by the Board, registered shareholders will be required to exchange their share certificates representing their pre-Consolidation Common Shares for new share certificates representing the number of post-Consolidation Common Shares to which they are entitled.

Promptly after the Consolidation becomes effective, the Company will give written notice thereof to all registered shareholders and will provide them with a letter of transmittal, which will contain instructions on how to surrender share certificates representing pre-Consolidation Common Shares to the Company’s transfer agent, Computershare Investor Services Inc. Upon return of a properly completed letter of transmittal, together with the certificate(s) evidencing the pre-Consolidation Common Shares of the Company, a certificate for the appropriate number of post-Consolidation Common Shares will be issued at no charge. Until surrendered, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation.

Shareholders of Common Shares that are registered in the name of a broker, dealer, bank, trust company or nominee must contact such nominee to deposit their Common Shares in exchange for a certificate representing the post-consolidation Common Shares to which such shareholder is entitled. Such nominee may have its own procedures for processing the Consolidation.

Risks Associated with the Consolidation

There can be no assurance that an increase in the market price of the Common Shares resulting from the Consolidation, if any, will be sustainable or that it will equal or exceed the direct arithmetical result of the Consolidation. There are numerous factors and contingencies that could affect the price of the Common Shares, including the status of the market for the Common Shares at the time, the Company’s operations and general economic, stock market and industry conditions.

Accordingly, the total market capitalization of the Common Shares after the Consolidation may be lower than the total market capitalization before the Consolidation, and, in the future, the market price of the Common Shares may not exceed or remain higher than the market price prior to the Consolidation. While the Board believes that the Consolidation may help generate investor interest in the Common Shares, there can be no assurance that the Consolidation will result in a per share market price that will attract additional investors or that such price will satisfy the investing guidelines of such investors. As a result, the trading liquidity of the Common Shares may not necessarily improve. If the Consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than would occur in the absence of the Consolidation. The market price of the Common Shares will, however, also be based on the Company’s performance and other factors, which are unrelated to the number of Common Shares outstanding. Furthermore, the liquidity of the Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after the Consolidation.

APPROVAL OF NAME CHANGE

At the Meeting, shareholders will be asked to consider and if deemed advisable approve, with or without variation, the special resolution set forth in Schedule “B” (the “Name Change Resolution”) authorizing an amendment to the Notice of Articles and Articles of the Company to change the name of the Company to “Alio Gold Inc.” or such other name as the Board may approve in its discretion, and as may be acceptable to applicable regulatory authorities, including the TSX (the “Name Change”).

The Name Change is subject to acceptance by the Registrar for the Province of British Columbia, the TSX and the NYSE MKT. The Name Change Resolution will confer discretionary authority on the Board to implement the Name Change or, if it deems appropriate, revoke the Name Change Resolution before it is acted upon.

Purpose of the Name Change

The Name Change is being proposed to better reflect the nature of the Company’s current business activities and proposed operations. The Board recommends the Name Change in order to effect greater public awareness and recognition of the business conducted by the Company.

Effect of the Name Change

The change of the Company’s name will not by itself affect in any way the validity of currently outstanding share certificates of the Company or the trading of the Company’s securities. Shareholders will not be required to surrender or exchange any of the Company’s share certificates that they currently hold unless the Consolidation, discussed above, is also approved and implemented. Even if the Name Change Resolution is approved by shareholders at the Meeting, the directors will have the discretion not to proceed with the Consolidation.

If the Name Change Resolution is approved by the requisite 66 2/3 of the votes cast by shareholders who vote at the Meeting, in person or by proxy and the directors of the Company determine to proceed with the Name Change and the TSX and NYSE MKT approves the Name Change, the Company will, as soon as possible thereafter, file an amendment to its Notice of Articles with the Registrar under the Business Corporations Act (British Columbia) to give effect to the Name Change.

Shareholder Approval

Pursuant to the Articles of the Company, in order for the Name Change Resolution set out in Schedule “B” to be effective, it must be approved by the affirmative vote of 66 2/3 of the votes cast by shareholders who vote at the Meeting, in person or by proxy, in respect thereof by the shareholders present in person or represented by proxy at the Meeting. At the Meeting, the special resolution set forth in Schedule “B”, with or without variation, will be placed before the shareholders in order to approve the Name Change:

The Company cannot complete the Name Change without the approval of the TSX and the NYSE MKT. If shareholders pass the Name Change Resolution and the TSX and NYSE MKT approve the Name Change, the Name Change will take effect on a date to be coordinated with the TSX and NYSE MKT and announced in advance by the Company.

The text of the Name Change Resolution is set forth in Schedule “B”. Approval of the name Change Resolution will require the affirmative votes of the holders of not less than two-thirds of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting who vote in respect of that resolution.

The Board believes that the Name Change is in the best interests of the Company and recommends that shareholders vote FOR the Name Change Resolution. In the absence of a contrary instruction, the Management Proxyholders intend to vote FOR this resolution.

OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

EXECUTIVE COMPENSATION

For the purposes of this Circular, named executive officers of the Company means the following individuals (the “NEOs”):

(a)	Our chief executive officer (“CEO”);

(b)	Our chief financial officer (“CFO”);

(c)

each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During the most recently completed financial year the Company had five NEOs: Arturo Bonillas, Mark Backens, Darren Prins, Miguel Bonilla and Taj Singh. Their positions within the Company are set out in the “Summary Compensation Table” below.

Compensation Discussion and Analysis

2016 Compensation Review

During 2016 the Compensation Committee based its decisions on a number of factors including:: the restoration of the Company’s operational asset to profitability through cost structure adjustments and a revised mine plan; the completion of a $20,020,000 bought deal financing; the addition of seven years to the life of the Company’s operational mine; the advancement of the prefeasibility study on the Company’s development project; the six-month extension to the Company’s $10,200,000 secured debt financing and the sale of the non-core Caballo Blanco development asset in a low gold price environment. The net effect of these efforts enabled the Company to become debt-free, restore its payables to a net 30 day level and rebuild a positive cash balance. The Company’s share price also improved significantly during the year.

Board Compensation Committee Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee of the Board. The Compensation Committee is comprised of four independent members of the Board: George Brack (since July 2014), Bryan Coates (since July 2014), Paula Rogers (since November 2011) and Jose

Vizquerra (since April 2014). Mr. Vizquerra serves as the Chair of the Compensation Committee. The Compensation Committee has a written mandate which was approved by the Board on June 17, 2010. The Compensation Committee’s primary responsibility is to review and make recommendations for the remuneration of executive officers and directors of the Company.

The Compensation Committee reviews position descriptions as they are developed, evaluates the performance of the Company’s senior executive officers and directors and reviews the design and competitiveness of the Company’s compensation arrangements.

The Compensation Committee did not engage independent human resources consultants during the year ended December 31, 2016. The Compensation Committee made its recommendations to the Board for the year ended December 31, 2016 based on committee deliberations.

Executive Compensation Program

The Company’s executive compensation program is based on a pay-for-performance philosophy. It is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long-term. The salaries for the year ended December 31, 2016 and annual incentive bonuses paid to the executive officers of the Company were set on the recommendation of the Compensation Committee and based on committee deliberations.

Compensation for the NEOs, as well as for executive officers as a whole, is designed to consist of a base salary, short-term incentive awards in the form of an annual bonus and a longer term incentive award in the form of stock options. The Compensation Committee reviews and recommends base salary levels to the Board based on a number of factors in order to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of individual and annual corporate objectives, thereby aligning interests of the executives with those of the Company’s shareholders. Long-term equity incentive compensation is provided to align the interests of executives with the longer term interests of shareholders.

The compensation program was developed to provide the Company with maximum flexibility in determining executive compensation as described below. Emphasis is placed on balancing the overall needs and interests of the Company with the needs and interests of the executives. For example, in circumstances where the Company considered it prudent to conserve cash by paying salaries and awarding short-term incentive bonuses in lower amounts than would otherwise be the case, the Company followed this practice. The Company may have increased long-term incentives through stock option awards to ensure that the recruitment, retention and reward objectives of the compensation program were met. This was reflected in the executive compensation awarded in previous years before the Company achieved commercial production. As commercial production was achieved and revenues increased, compensation practices changed to reflect a company in the production stage and salaries and short-term incentive bonuses increased accordingly. During 2015, due to the decline in the Company’s market value, sustained low gold price environment, reduction of the San Francisco mine life and the maturity profile of the Company’s borrowings, executive salaries were not increased and bonuses were not granted. During 2016, the Company successfully repaid its outstanding debts, solidified its balance sheet with an equity raise and re-engineered the San Francisco Mine plan to extend operations through 2022. As a result, executive salaries were maintained and short term and long term incentives were granted. In addition, as an executive officer’s level of responsibility increases, a greater percentage of total compensation may be based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation may shift towards short and long term incentives tied to performance, thereby aligning the interests of executive officers and shareholders.

The objectives of the compensation program are to:

(a)	attract, retain and motivate people of the highest quality;

(b)	align the interests of the senior executives with the Company’s shareholders;

(c)	establish incentives to develop and achieve individual and corporate performance objectives; and

(d)	reflect the respective duties and responsibilities of the senior executives.

Each of the elements of the Company’s compensation plan (base salary, annual incentive plan, option-based awards) is designed to achieve one or more of these objectives, both in the short and the long-term. Executive compensation levels have been developed based upon the values of similar roles and responsibilities in the marketplace.

The Interim CEO’s base salary was modest in 2016 due to the financial constraints of the Company. In addition, a greater percentage of his compensation was based on short-term incentives due to the short-term nature of his position.

Base Salary

Base salaries provide executive officers with monthly remuneration based on the position and the qualifications and skills required to perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual incentives) to the extent that these are paid as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive, with the principal objectives being to attract candidates and retain and motivate existing executives and employees. Salaries are reviewed annually by the Board based on recommendations by the Compensation Committee.

Short-Term Incentives

The Board, on the recommendation of the Compensation Committee, determines incentive awards or bonuses to be paid by the Company to the President, CEO and CFO. In granting these bonus payments, the Board considers such factors as operations, expenses, financial health of the Company, project advancement, individual performance and contributions.

For the year ended December 31, 2016, the Compensation Committee recommended to the Board, and the Board adopted the recommendation that the Interim CEO be granted a bonus of $850,000 and the President be granted a bonus of $500,000. The Compensation Committee based these decisions on a number of factors noted above under the heading “2016 Compensation Review”. In the case of the President who has a target bonus of 100% of his $500,000 base salary (subject to his performance relative to agreed-upon performance objectives) the Compensation Committee recommended and the Board resolved to award the President a performance bonus of 100% of his base salary bringing his total cash compensation for 2016 to $1,000,000. In the case of the Interim CEO, consideration was also given to his reduced base salary due to the Company’s financial circumstances at the time of his appointment (which was 50% of the previous CEO’s base salary) and a desire to bring his compensation to industry standards at the time of the bonus awards, when the circumstances of the Company had improved, in large part due to the leadership of the Interim CEO. Accordingly, the Compensation Committee recommended and the Board resolved to award the interim CEO a performance bonus totaling $850,000 bringing his total cash compensations for 2016 to $1,100,000.

The CFO resigned during 2016 and accordingly a bonus was not granted to the CFO.

The CEO makes recommendations to the Board and the Board, in its sole discretion approves incentive awards or bonuses to be paid by the Company to the other NEOs. In granting these bonuses such factors as individual performance and contributions are considered.

Long-Term Incentives

A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights (“SARs”) or restricted share compensation. The Company has no long-term incentive plans in place and, therefore, there were no awards made under any long-term incentive plan to the NEOs during the Company’s most recently completed financial year.

It is the Company’s view that a long-term commitment to the Company’s objectives is best achieved by aligning the interests of its executives with those of shareholders through ownership of an equity interest in the Company. Therefore, the Company’s Amended and Restated Stock Option Plan dated May 24, 2016 (the “Option Plan”) is a key component of total compensation. The Option Plan also provides the NEOs (and other officers, directors and employees) with the incentive to achieve the Company’s goal of price appreciation of its Common Shares. Each officer is offered an option package on entering service and annual grants are reviewed by the Board. The Board and the NEOs are aware that in years where “in-the-money” options are not exercised and in years where options are not “in-the-money”, the value of the option-based component may be nil.

See “Option-Based Awards” below for further details.

Independent Advice

During 2016 and 2015, the Compensation Committee did not retain a compensation consultant or advisor. Accordingly, no executive compensation-related fees or other fees were paid to compensation consultants or advisors.

Managing Compensation-Related Risk

The Compensation Committee and the Board have active roles in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executives in determining compensation.

Pursuant to an anti-hedging policy adopted by the Board, NEOs and directors of the Company are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange traded funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares of the Company since January 1, 2012 and for the five most recently completed financial years of the Company; compared with the cumulative total return of the S&P/TSX Global Gold Index and the TSX Composite Index since January 1, 2012 and for the five most recently completed financial years of the Company.

Timmins Gold Corp.
Comparison of Five Year Total Common Shareholders’ Return
(as at December 31, 2012, 2013, 2014, 2015, and 2016)

The trend shown in the above graph does not necessarily correspond to the Company’s compensation to its NEOs for the period ended December 31, 2016 or for any prior fiscal periods. The Company’s executive compensation is reviewed annually and set by the Board on the recommendation of the Board’s Compensation Committee. The Compensation Committee considers several factors in connection with its determination of appropriate levels of compensation, including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company’s performance (which is not necessarily tied exclusively to the trading price of the Common Shares on the TSX) and other factors discussed under “Compensation Discussion and Analysis”. The trading price of the Common Shares on the TSX is subject to fluctuation based on several factors, many of which are outside the control of the Company. These include market perception of the Company’s ability to achieve planned growth or results, trading volume in the Company’s Common Shares, and changes in general conditions in the economy and the financial markets. Other factors, some of which are disclosed and discussed under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2016, may also impact the performance of the Company’s Common Shares. The Company also considers executive compensation levels relative to its industry peer group, many of which do not necessarily correspond to the market price of such industry peer group’s securities.

Option-Based Awards

The Compensation Committee makes recommendations to the Board on the grant of options to directors, officers, key employees and consultants consistent with the terms and conditions of the Company’s Option Plan. The Option Plan is meant to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to provide incentive to such individuals to contribute toward the long-term goals of the Company, and to encourage such individuals to acquire shares of the Company as long-term investments. Individual grants approved by the Board are determined by an assessment of an individual’s current and expected future performance, level of responsibility and the importance of the position to the Company. Previous grants of stock options are taken into account when considering new grants. The number of stock options which may be issued under the Option Plan in the aggregate and to certain individuals is limited under the terms of the Option Plan and cannot be increased without shareholder approval. Existing stock options have up to a five year term and are exercisable at the price determined by the Board subject to applicable regulatory requirements at the time the options are granted. Generally, a holder of stock options must be a director, officer, employee or consultant of the Company or its subsidiary or a management company employee in order to receive stock options. Amendments to the Option Plan may be made by the Board in such manner as the board, in its sole discretion, determines appropriate. Depending on the nature of an amendment to the Option Plan, shareholder and regulatory approval of the amendment may be required. In addition, no amendment may be made to the Option Plan without the consent of a participant if such amendment would adversely affect the rights of the participant under the Option Plan. See “Particulars of the Option Plan” for a description of the

Option Plan.

Compensation Governance

The Compensation Committee reviews the compensation for the directors and executive officers and makes recommendations to the Board. The Compensation Committee reviews position descriptions as they are developed, evaluates the performance of the Company’s senior executive officers and directors and reviews the design and competitiveness of the Company’s compensation arrangements. As of the date of hereof, the members of the Compensation Committee are George Brack, Bryan Coates, Paula Rogers and Jose Vizquerra (Chair). All of the members of the Compensation Committee are “independent”, within the meaning set out in National Instrument 52-110 – Audit Committees (“NI 52-110”) and Section 803 of the NYSE MKT LLC (the “NYSE MKT”) Company Guide. Compensation Committee members have experience on compensation committees of other public companies: Mr. Coates sits on the Compensation Committee of Golden Queen Mining Company; Mr. Brack sits on the Human Resources and Compensation Committees of Silver Wheaton Corp. and Capstone Mining Corp. and on the Compensation Committee of Geologix Explorations Inc. All of the members of the Compensation Committee have experience in executive compensation administration in their roles as officers of other mining companies.

See “Corporate Governance – Compensation” below for a description of responsibilities, powers and operations of the Compensation Committee.

Summary Compensation Table

The following table discloses a summary of compensation paid to the Company’s NEOs for the three most recently completed financial years.

Name and principal position	Year	Salary	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value	All other compen- sation	Total compen- sation
					Annual incentive plans	Long- term incentive plans

Mark Backens Interim Chief Executive Officer(4)	2016	$250,000	Nil	$83,712	$850,000(2)	Nil	N/A	27,274(3)	$1,210,986
	2015	$59,866	Nil	$153,404	Nil	Nil	N/A	25,766(3)	$239,036
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Name and principal position	Year	Salary	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value	All other compen- sation	Total compen- sation
					Annual incentive plans	Long- term incentive plans
Arturo Bonillas President(6)	2016	$523,082	Nil	$183,679	$500,000(2)	Nil	N/A	Nil	1,206,761
	2015	$448,357	Nil	$180,224	Nil	Nil	N/A	Nil	$628,581
	2014	$470,254	Nil	$289,395	$404,210(5)	Nil	N/A	Nil	$1,143,025
Darren Prins Former Chief Financial Officer(7)	2016	$144,436	Nil	$20,018	Nil	Nil	N/A	Nil	$144,436
	2015	$275,000	Nil	$54,067	Nil	Nil	N/A	Nil	$329,067
	2014	$275,000	Nil	$86,818	$100,000(5)	Nil	N/A	Nil	$461,818
Miguel Bonilla Vice-President Finance Mexico(6)	2016	$264,137	Nil	$60,593	$56,441	Nil	N/A	Nil	$381,171
	2015	$233,997	Nil	$72,089	$22,939	Nil	N/A	Nil	$329,025
	2014	$225,535	Nil	$86,818	$100,000	Nil	N/A	Nil	$412,353
Taj Singh Vice-President Engineering and Project Development	2016	$245,000(8)	Nil	$36,735	$91,875(2)	Nil	N/A	Nil	$373,610
	2015	$245,000(8)	Nil	$36,044	Nil	Nil	N/A	Nil	$281,044
	2014	$234,583(8)	Nil	$57,879	$110,000(5)	Nil	N/A	Nil	$402,462

(1)

During the year ended December 31, 2016, the grant date fair value (“GDFV”) of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following assumptions: (a) risk-free interest rate 1.0%; (b) option life 5.0 years; (c) annual volatility 73%; and (d) dividend rate 0%.

(2)	Includes bonus amounts paid to the NEOs subsequent to the year ended December 31, 2016 in connection with performance during the year ended December 31, 2016.
(3)	Represents Mr. Backens directors’ fee.
(4)	Mr. Backens was the interim CEO of the Company from October 6, 2015 to February 1, 2017.
(5)	Includes bonus amounts paid to the NEOs subsequent to the year ended December 31, 2014 in connection with performance during the year ended December 31, 2014.
(6)

The compensation of Mr. Bonillas and Mr. Bonilla for 2014 and 2015 was paid in $US. The amounts reflected in the table above are converted to $CAD using the Bank of Canada Average Annual Exchange Rate for 2014 and 2015. In 2016 the compensation of Mr. Bonillas and Mr. Bonilla was paid in $CAD.

(7)	Mr. Prins was appointed the Vice President of Finance of the Company on August 15, 2011, interim CFO on May 8, 2012 and CFO on June 28, 2012. He resigned on May 31, 2016.
(8)	Includes $14,583 in 2014, $25,000 in 2015 and $25,000 in 2016 payable to Mr. Singh as compensation for acting as the Company’s “Qualified Person” as defined in NI 43-101.

The Company’s Compensation Committee reviews all executive compensation arrangements on an ongoing basis. The 2016 salaries and annual incentive bonuses paid to the executive officers of the Company and disclosed in the table above were based on Compensation Committee deliberations.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards outstanding for each NEO at December 31, 2016. The NEOs do not have any outstanding share-based awards:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed

Mark Backens	200,000	$0.76	May 26/20	Nil	N/A	N/A	N/A
	150,000	$0.29	Nov. 5/20	25,500
	800,000	$0.25	Nov. 5/20	136,000
	200,000	$0.33	May 30/21	18,000
	315,000(2)	$0.96	May 20/21	Nil
Arturo Bonillas	1,000,000	$2.56	Jan. 26/17	Nil	N/A	N/A	N/A
	500,000	$1.25	Dec. 18/18	Nil
	500,000	$1.03	Dec. 31/19	Nil
	500,000	$0.75	May 7/20	Nil
	500,000	$0.33	May 30/21	45,000
Darren Prins(3)	Nil	N/A	N/A	Nil	N/A	N/A	N/A
Miguel Bonilla	100,000	$2.74	Sept. 18/17	Nil	N/A	N/A	N/A
	200,000	$1.25	Dec. 31/18	Nil
	150,000	$1.03	Dec. 31/19	Nil
	200,000	$0.75	May 7/20	Nil
	150,000	$0.33	May 30/21	13,500
Taj Singh	100,000	$2.74	Sept. 18/17	Nil	N/A	N/A	N/A
	100,000	$1.25	Dec. 31/18	Nil
	100,000	$1.03	Dec. 31/19	Nil
	100,000	$0.75	May 7/20	Nil
	100,000	$0.33	May 30/21	9,000

(1)	Calculated based on the difference between the market price of the Company’s shares on the TSX on December 31, 2016 ($0.42) and the exercise price of the options.
(2)

Previously options in Newstrike Capital Inc. that were converted into options of the Company upon the completion of the Plan of Arrangement between the Company and Newstrike Capital Inc. on May 26, 2015.

(3)	Mr. Prins resigned on May 31, 2016.

Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2016 for each NEO.

	Option-based awards –
	Value vested during the	Share-based awards –	Non-equity incentive plan
	year	Value vested during the	compensation – Value earned
	($) (1)	year	during the year
		($)	($)
Name
Mark Backens	$109,500	N/A	N/A
Arturo Bonillas	$15,000	N/A	N/A
Darren Prins(2)	Nil	N/A	N/A
Miguel Bonilla	$4,500	N/A	N/A
Taj Singh	$3,000	N/A	N/A

(1)	Calculated based on the difference between the base price of the options and the dollar value that would have been realized if the options had been exercised on the vesting dates.
(2)	Mr. Prins resigned on May 31, 2016.

Pension Plans

The Company does not provide a pension plan for directors or executives.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into an employment agreement with Mark Backens (“Backens”) dated October 6, 2015, pursuant to which Backens agreed to act as Interim CEO of the Company and to perform such duties as are regularly and customarily performed by the CEO of a public company, including, without limitation, the role of the CEO pursuant to the position description adopted by the Board. Pursuant to the terms of the agreement, Backens is paid a salary of $20,833 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Backens for reasonable expenses incurred by Backens for travel and other expenses actually and properly incurred by Backens in connection with providing the services under the agreement. The term of Backens engagement is indefinite and either party may terminate the employment agreement upon 30 days written notice. If the Company closes a Change of Control Transaction during the term of the employment agreement, Backens is entitled to receive a payment of two times his base salary payable in Backens’ discretion in cash or common shares of the Company or a combination of cash and common shares of the Company. “Change of Control Transaction” has the meaning set forth in the employment agreement, and includes: i) an acquisition of voting control of the Company; ii) a merger, amalgamation or consolidation if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders prior to such merger, amalgamation or consolidation; iii) the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iv) a tender offer, takeover bid or other offer which results in the ownership by the offeror of more than 50% of the shares of the Company; or v) the sale or disposition by the Company of all or substantially all of its assets. Assuming a Change of Control Transaction had occurred on December 31, 2015, estimated payments under this agreement would be

$500,000. The employment agreement with Backens was terminated on February 1. 2017 upon the appointment of Greg McCunn as CEO of the Company. Accordingly, assuming a Change of Control subsequent to February 1, 2017, estimated payments under this agreement would be nil.

The Company entered into an employment agreement with Arturo Bonillas (“Bonillas”) dated August 1, 2014, effective January 1, 2014, pursuant to which Bonillas agreed to perform such duties as are regularly and customarily performed by the President of a public company, including, without limitation, the role of the President pursuant to the position description adopted by the Board. Pursuant to the terms of the agreement, Bonillas is paid a salary of $41,666 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Bonillas for reasonable expenses incurred by Bonillas for travel and other expenses actually and properly incurred by Bonillas in connection with providing the services under the agreement. The term of Bonillas’ engagement is indefinite. If Bonillas’ engagement is (i) terminated without cause, (ii) terminated by Bonillas for “good reason” as that term is defined in the agreement, or (iii) terminated without cause or for “good reason”, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment of two times his base salary plus a further amount equal to the maximum bonus payable for the current year. “Change of Control Event” includes: (i) a merger, amalgamation, arrangement or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity’s securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (ii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iii) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) which results in the ownership by such entity person or group acting in concert of more than 50% of the issued and outstanding voting shares of the Company, or (iv) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company. Assuming a change of control had occurred on December 31, 2016, estimated payments under this agreement would be $1,500,000. Upon a termination during a change of control, all stock options which have not already vested would vest immediately and be exercisable up to the date originally set for exercise of such stock options at the time they were first awarded, subject to the Option Plan.

The Company entered into an updated employment agreement with Miguel Bonilla (“Bonilla”) dated January 1, 2014, pursuant to which Bonilla agreed to provide duties as are regularly and customarily performed by the Vice President Finance, as more particularly set forth in the agreement. Pursuant to the terms of the agreement, Bonilla is paid a salary of $22,011 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Bonilla for reasonable expenses incurred by Bonilla for travel and other expenses actually and properly incurred by Bonilla in connection with providing the services under the agreement. The term of Bonilla’s engagement is indefinite. If Bonilla’s engagement is terminated by the Company without cause or by Bonilla for “good reason” as that term is defined in the agreement, he is entitled to receive two times his base salary plus an amount equal to 50% of his annual base salary. If Bonilla’s engagement is terminated by the Company without cause or for good reason by Bonilla, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to two times his base salary plus an amount equal to 50% of his base salary. “Change of Control Event” includes: (i) an acquisition, directly or indirectly, of voting shares of the

Company by any person or group of persons acting in concert (other than an approved holder) such that such person or group of persons are able for the first time to affect materially the control of the company, (ii) a merger, amalgamation, or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity’s securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (iii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iv) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) which results in the ownership by such entity person or group acting in concert of more than 50% of the issued and outstanding voting shares of the Company, or (v) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company. Assuming a Change of Control Event had occurred on December 31, 2016, estimated payments under this agreement would be $660,343.

The Company entered into an updated employment agreement with Taj Singh (“Singh”) dated July 29, 2015 pursuant to which Singh agreed to provide duties as are regularly and customarily performed by the Vice President Engineering and Project Development, as more particularly set forth in the agreement. Pursuant to the terms of the agreement, Singh is paid a salary of $18,333 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Singh for reasonable expenses incurred by Singh for travel and other expenses actually and properly incurred by Singh in connection with providing the services under the agreement. The term of Singh’s engagement is indefinite. If Singh’s engagement is terminated by the Company without cause or by Singh for “good reason” as that term is defined in the agreement, he is entitled to receive an amount equal to his base salary. If Singh’s engagement is terminated by the Company without cause or for good reason by Singh, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to two and one half times his base salary. “Change of Control Event” includes: (i) an acquisition, directly or indirectly, of voting shares of the Company by any person or group of persons acting in concert (other than an approved holder) such that such person or group of persons are able for the first time to affect materially the control of the company, (ii) a merger, amalgamation, or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity’s securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (iii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iv) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) of more than 50% of the issued and outstanding voting shares of the Company, or (v) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company. Assuming a Change of Control Event had occurred on December 31, 2016, estimated payments under this agreement would be $550,000.

The Company entered into an employment agreement with Greg McCunn (“McCunn”) dated January 16, 2017, pursuant to which McCunn agreed to act as CEO of the Company and to perform such duties as are regularly and customarily performed by the CEO of a public company, including, without limitation, the role of the CEO pursuant to the position description adopted by the Board. Pursuant to the terms of the agreement, McCunn is paid a salary of $45,833 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse McCunn for reasonable expenses incurred by McCunn for travel and other expenses actually and properly incurred by McCunn in connection with providing the services under the agreement. The term of

McCunn’s engagement commenced on February 1, 2017 and is indefinite. The Company may terminate the employment agreement immediately for just cause. The Company may also terminate the employment agreement at any time for other than just cause and will pay McCunn severance equal to 12 month’s salary for termination for other than just cause. McCunn may terminate the employment agreement for “Good Reason” as that term is defined in the employment agreement. If the Company fails to cure the event constituting Good Reason within 60 days of notification by McCunn, the Company will pay McCunn severance equal to 12 month’s salary. If a Change of Control Event occurs and McCunn’s employment is terminated for other than just cause during the Change of Control Period or McCunn terminates his employment for Good Reason during the 13 month period beginning one month before the date the Change of Control Event occurs, the Company will pay McCunn severance equal to 24 month’s salary. “Change of Control Event” has the meaning set forth in the employment agreement, and includes: i) a merger, amalgamation, arrangement or consolidation or any other corporate reorganization or other business combination if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders prior to such business combination; ii) the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iii) a tender offer, takeover bid or other offer which results in the ownership by the offeror(s) of more than 50% of the shares of the Company; or iv) the sale, transfer or disposition by the Company of all or substantially all of its assets. Assuming a Change of Control Event had occurred on December 31, 2016, estimated payments under this agreement would be nil as the employment agreement with McCunn is dated subsequent to December 31, 2016. Assuming a Change of Control Event occurred on or subsequent to February 1, 2017, estimated payments under this agreement would be $1,100,000.

The applicable change of control provisions for McCunn are “double-trigger” because they require a Change of Control Event and the termination or resignation for Good Reason of McCunn.

The Company entered into an employment agreement with Darren Prins (“Prins”) dated January 1, 2014, pursuant to which Prins agreed to provide duties as are regularly and customarily performed by the CFO. Effective May 31, 2016 the employment agreement with Prins was terminated upon the resignation of Prins as CFO of the Company with no incremental payments, payables or benefits triggered by or resulting from such termination beyond the payments, payables and benefits earned by Prins up to and including his last day of employment.

Except as disclosed above, neither the Company nor its subsidiaries are parties to any contracts, nor have entered into any plans or arrangements which require compensation to be paid to any of the NEOs in the event of: (a) termination, resignation, retirement from or of employment with the Company or one of its subsidiaries; (b) a change of control of the Company or one of its subsidiaries; or (c) a change in the NEO’s responsibilities.

Director Compensation

Director Compensation Table

The following table discloses the compensation paid to the directors who are not NEOs for the Company’s most recently completed financial year.

Name	Fees	Share-	Option-	Non-equity	Pension	All other	Total
	earned	based	based	incentive plan	value	compensation
		awards	awards(1)	compensation
George Brack	$27,274(2)	Nil	$85,628	N/A	N/A	Nil	$112,902
Bryan Coates	$37,500(3)	Nil	$85,628	N/A	N/A	Nil	$123,128
Anthony	$28,750(4)	Nil	$85,628	N/A	N/A	Nil	$114,378

Hawkshaw
Stephen Lang	$26,476(5)	Nil	$85,628	N/A	N/A	Nil	$112,104
Paula Rogers	$31,000(6)	Nil	$85,628	N/A	N/A	Nil	$116,628
Jose Alberto Vizquerra Benavides	$30,000(7)	Nil	$85,628	N/A	N/A	$25,000(8)	$140,628
Luc Lessard	$11,456(9)	Nil	$58,743	N/A	N/A	Nil	$70,199

(1)	During the year ended December 31, 2016, the fair value of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following assumptions: (a) risk-free interest rate 1.0%; (b) option life 5.0 years; (c) annual volatility 73%; and (d) dividend rate 0%. The amounts presented above represent the total GDFV of the options granted during the year.
(2)	Includes fees of $2,274 paid to Mr. Brack for acting as chair of the Corporate Governance and Nominating Committee from May 24, 2016 to December 31, 2016.
(3)	Includes fees of $12,500 paid to Mr. Coates for acting as Board Chair from January 1, 2016 to December 31, 2016.
(4)	Includes fees of $3,750 paid to Mr. Hawkshaw for acting as chair of the Finance Committee from January 1, 2016 to December 31, 2016.
(5)	Includes fees of $1,476 paid to Mr. Lang for acting as chair of the Corporate Governance and Nominating Committee from January 1, 2016 to May 24, 2016.
(6)	Includes fees of $6,000 paid to Ms. Rogers for acting as chair of the Audit Committee from January 1, 2016 to December 31, 2016.
(7)	Includes fees of $5,000 paid to Mr. Vizquerra for acting as chair of the Compensation Committee from January 1, 2016 to December 31, 2016.
(8)	Includes $25,000 paid to Mr. Vizquerra as compensation for acting as the Company’s “Qualified Person” as defined in NI 43-101 from January 1, 2016 to December 31, 2016.
(9)	Mr. Lessard resigned as director of the Company on May 24, 2016. Includes $1,494 paid to Mr. Lessard for acting as chair of the Technical Committee from January 1, 2016 to May 24, 2016.

As disclosed above, the Company’s Compensation Committee assesses all director compensation arrangements on an ongoing basis.

Effective January 1, 2015, the Company paid the non-executive directors a fee of $50,000 per annum for acting as directors. The Company paid the Board Chair $25,000 for acting as Board Chair in addition to his directors’ fees and the Company paid the Audit Committee Chair $12,000 per year for acting as Audit Committee Chair in addition to her directors’ fees. The Company paid the Compensation Committee Chair $10,000 per year for acting as Compensation Committee Chair in addition to his directors’ fees. The Company paid the chairs of all other committees $7,500 per year for acting as committee chairs, in addition to their directors’ fees. Effective November 1, 2015, in order to conserve cash and manage the Company’s liquidity, the Company reduced the non-executive directors’ fee to $25,000 per annum for acting as directors.

The Company reduced the fee paid to the Board Chair to $12,500 for acting as Board Chair in addition to his directors’ fees and the Company reduced the fee paid to the Audit Committee Chair to $6,000 per year for acting as Audit Committee Chair in addition to her directors’ fees. The Company reduced the fees paid to the Compensation Committee Chair to $5,000 per year for acting as Compensation Committee Chair in addition to his directors’ fees. The Company reduced the fees paid to the chairs of all other committees to $3,750 per year for acting as committee chairs, in addition to their directors’ fees. Effective January 1, 2017, given the improved financial condition of the Company, the Board reassessed the non-executive directors’ compensation based on an analysis of comparable peer companies. As a result, non-executive directors’ fees and committee chair fees were reinstated to 2015 levels and the fees for the Board Chair were increased to $50,000 to reflect market conditions.

The Company grants from time to time incentive stock options in accordance with the terms of the Company’s Option Plan and the policies of the TSX and the NYSE MKT. During the most recently completed financial year, the Company granted incentive stock options to certain directors and officers (refer to the table below and the audited consolidated financial statements of the Company for the year ended December 31, 2016).

The 2016 directors’ fees and chairs’ fees paid to the directors of the Company and disclosed in the table above were based on deliberations of the Compensation Committee.

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards outstanding for each director who is not a NEO at December 31, 2016. The directors do not have any outstanding share-based awards:

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
George Brack	200,000	$2.00	Aug. 06/19	Nil	N/A	N/A	N/A
	200,000	$0.76	May 26/20	Nil
	150,000	$0.29	Nov. 5/20	$19,500
	200,000	$0.33	May 30/21	$18,000
	180,000(2)	$0.78	June 27/20	Nil
Bryan Coates	200,000	$2.00	Aug. 06/19	Nil	N/A	N/A	N/A
	200,000	$0.76	May 26/20	Nil
	150,000	$0.29	Nov. 5/20	$19,500
	200,000	$0.33	May 30/21	$18,000
Anthony Hawkshaw	200,000	$2.00	Aug. 06/19	Nil	N/A	N/A	N/A
	200,000	$0.76	May 26/20	Nil
	150,000	$0.29	Nov. 5/20	$19,500
	200,000	$0.33	May 30/21	$18,000
Stephen Lang	200,000	$2.00	Aug. 06/19	Nil	N/A	N/A	N/A
	200,000	$0.76	May 26/20	Nil
	150,000	$0.29	Nov. 5/20	$19,500
	200,000	$0.33	May 30/21	$18,000
Luc Lessard(3)	200,000	$2.00	Aug. 06/19	Nil	N/A	N/A	N/A
	200,000	$0.76	May 26/20	Nil
	150,000	$0.29	Nov. 5/20	$19,500
Paula Rogers	100,000	$2.56	Jan. 26/17	Nil	N/A	N/A	N/A
	125,000	$1.25	Dec. 18/18	Nil
	200,000	$2.00	Aug. 06/19	Nil
	200,000	$0.76	May 26/20	Nil
	150,000	$0.29	Nov. 5/20	$19,500
	200,000	$0.33	May 30, 2021	$18,500
Jose Alberto Vizquerra Benavides	200,000	$2.00	Aug. 06/19	Nil	N/A	N/A	N/A
	200,000	$0.76	May 26/20	Nil
	150,000	$0.29	Nov. 5/20	$19,500
	200,000	$0.33	May 30/21	$18,000

(1)	Calculated based on the difference between the market price of the Company’s shares on the TSX on December 31, 2016 ($0.42) and the exercise price of the options.

(2)	Previously options in Newstrike Capital Inc. that were converted into options of the Company upon the completion of the Plan of Arrangement between the Company and Newstrike Capital Inc. on May 26, 2015.

(3)	Effective May 24, 2016 Luc Lessard resigned as a director of the Company and became a consultant to the Company.

Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2016. Option-based awards are granted at the closing price of the Company’s Common Shares on the TSX on the date of grant. Options awarded prior to 2013 vest one quarter every three months commencing on the date of grant. Options awarded during and after 2013 vest one quarter every year commencing on the date of grant. All options have a five-year term.

Name	Option-based awards – Value vested during the year(1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
George Brack	$19,500	N/A	N/A
Bryan Coates	$19,500	N/A	N/A
Anthony Hawkshaw	$19,500	N/A	N/A
Stephen Lang	$19,500	N/A	N/A
Luc Lessard	$19,500	N/A	N/A
Paula Rogers	$19,500	N/A	N/A
Jose Alberto Vizquerra Benavides	$19,500	N/A	N/A

(1)	Calculated based on the difference between the base price of the options and the dollar value that would have been realized if the options had been exercised on the vesting dates.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Option Plan, which was previously approved by the shareholders on May 24, 2016. The following table sets forth details of options outstanding under the Option Plan as at December 31, 2016:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	17,854,500	$1.15	17,708,360
Equity compensation plans not approved by securityholders	None	None	None
Total	17,854,500	$1.15	17,708,360

(1)	The Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding Common Shares of the Company (subject to standard anti-dilution adjustments). As the number of issued and outstanding Common Shares of the Company increases, the number of shares available under the Option Plan automatically increases proportionately. If a stock option is exercised, expires or otherwise terminates for any reason, the number of Common Shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the Option Plan. As of December 31, 2016, there were 355,628,602 Common Shares issued and outstanding.

As at the date of this Circular, a total of 18,154,500 Common Shares are issuable upon exercise of outstanding options under the Option Plan, (including options assumed by the Company in connection with the plan of arrangement with Newstrike Capital Inc.) representing 5.1% of the issued and outstanding share capital of the Company.

Particulars of the Option Plan

The following is a summary of the principal terms of the Option Plan:

The purpose of the Option Plan is to provide incentives to attract, retain and motivate the Company’s directors, officers, employees, and other eligible persons whose contributions are important to the future success of the Company. Under the Option Plan, options may be granted to: (i) full-time employees or part-time employees of the Company or any of its subsidiaries working not less than 20 hours per week; (ii) consultants of the Company or any of its subsidiaries; (iii) an individual employed by an entity providing management services to the Company or (iv) a director of the Company or any of its subsidiaries.

The total number of Common Shares which may be reserved and available for issuance under the Option Plan, together with any securities of the Company under any other security-based compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares of the Company from time to time. The exercise price of options granted pursuant to the Option Plan is determined by the

Compensation Committee at the time of grant and may not be less than the Market Price (defined in the

Option Plan to be the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the last market trading day prior to the date of grant of the option if the Commons Shares are listed on the TSX) of the Common Shares, provided, however, that in the case of an Incentive Stock Option granted to a U.S. participant who directly or indirectly controls over 10% of the voting rights attached to the Company’s

Common Shares, the exercise price shall be no less than 110% of the Market Price on the date of grant.

The number of Common Shares which may be issued under the Option Plan to any one person in any 12 month period may not exceed 5% of the Common Shares issued and outstanding on a non-diluted basis from time to time. In no case will the aggregate number of Common Shares that may be purchased pursuant to options granted to employees and consultants conducting investor relations activities (as defined in the

Option Plan) exceed 2% of the Company’s issued and outstanding Common Shares in any 12 month period. The number of Common Shares issued to Insiders (as defined in the Option Plan) in any 12 month period and issuable at any time under the Option Plan, together with any securities of the Company under any other security-based compensation arrangements, must equal less than 10% of the issued and outstanding Common Shares. The Option Plan provides that, subject to certain exceptions, options granted to U.S. participants will be non-qualified stock options within the meaning of applicable U.S. legislation and will be entitled to preferential tax treatment. However, the Compensation Committee, in its discretion, at the time of the grant of options may designate an option as an Incentive Stock Option.

Pursuant to the terms of the Option Plan, options may be granted for a term not exceeding five years. Options are non-assignable and non-transferable, otherwise than by will or by the operation of law as stated in the Option Plan. The Compensation Committee has complete discretion to establish or modify vesting provisions for each option granted, provided, however, that all options must vest in stages over a period of at least 18 months.

In the circumstance where the end of the term of an option falls within, or within ten business days after the end of, a “black out” or similar period imposed under any insider trading policy or similar policy of the

Company (but not, for greater certainty, a restrictive period resulting from the Company or its Insiders being the subject of a cease trade order of a securities regulatory authority), then the end of the term of such option shall be the tenth business day after the end of such black out period, provided that such extension shall not apply to any U.S. participant under the Option Plan if it would cause adverse tax consequences under applicable U.S. legislation.

Under the terms of the Option Plan, upon termination of the participant, options are only exercisable to the extent that such options would have been vested. Where a participant is terminated for any reason other than death or disability, options may be exercised no later than 30 days after the termination date, and in the case of termination by reason of death or disability, no later than 12 months following the date of death or disability, by the legal representative(s) of the estate of the participant. The Company does not have a formal policy for providing financial assistance to participants to facilitate the purchase of securities under the Option Plan.

The Board may terminate or amend the Option Plan at any time without shareholder approval to: (a) make formal minor or technical modifications; (b) to correct any defect, supply any omission, or reconcile any inconsistency; (c) to change the vesting provisions of an option or the; (d) to change the termination provisions of the option or the Option Plan which does not entail an extension beyond the original expiry date; (e) to add or modify a cashless exercise feature; (f) to add or change provisions relating to any form of financial assistance provided by the Company; and (g) to make any other change to any provision of the Option Plan, in accordance with applicable Securities Laws, provided however, that no amendment may be made without the consent of an adversely affected participant and shareholder approval must be obtained in accordance with the requirements of the Option Plan to: (i) issue to any one holder of options, within a 12 month period, such number of Common Shares exceeding 5% of the Company’s issued and outstanding Common Shares; (ii) increase the number of Common Shares issuable under options granted pursuant to the Option Plan; (iii) change the persons who qualify as eligible persons under the Option Plan; (iv) reduce the exercise price of an option; (v) cancel and re-issue an option; (vi) extend the term of an option to an Insider or extend the expiry date beyond the original expiry date; (vii) make options transferable or assignable other than by will or operation of law; (viii) increase the level of Insider participation under the Option Plan; or (ix) a change to amendment provisions of the Option Plan.

A cashless exercise is permitted under the Option Plan at the election of a participant in which case the Company will issue to the participant a number of Common Shares computed using the following formula:

X =	Y(A-B)
A

Where:

X = The number of Common Shares to be issued to the participant

Y = The number of vested unissued option shares (at the date of exercise)

A = The market Price of one Common Share (at the date of exercise)

B = the exercise price.

A summary of the stock options awarded to NEOs for the year ended December 31, 2016 is set out above under “Summary Compensation Table”.

The Option Plan is intended to provide the Company with the ability to issue options to provide the employees, officers, directors and service providers of the Company and its affiliates with long-term equity based performance incentives, which are a key component of the Company’s compensation strategy. The Board has delegated responsibility for the Option Plan to the Compensation Committee. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of options whose value over time is dependent on market value of the Common Shares.

AUDIT COMMITTEE

The Audit Committee’s duties and responsibilities are specified by law and in the Charter of the Audit

Committee. The Audit Committee meets regularly with the CEO and Controller performing the functions of CFO and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans. The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors. The Audit Committee reviews and recommends to the Board for approval the annual financial statements and MD&A, reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities. The members of the Audit Committee are appointed by the Board at its first meeting following the annual shareholders’ meeting to serve one-year terms and are permitted to serve an unlimited number of consecutive terms.

As required by NI 52-110, the Company’s Annual Information Form for the year ended December 31, 2016, which is available on SEDAR, contains additional disclosure regarding the Audit Committee, including its Charter.

Composition of the Audit Committee

As of the date of hereof, the members of the Audit Committee are Paula Rogers (Chair), Stephen Lang and Anthony Hawkshaw. All of the members of the Audit Committee are “independent”, within the meaning set out in NI 52-110, section 803 of the NYSE MKT Company Guide and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. All of the members of the Audit Committee are financially literate, within the meaning set out in NI 52-110 and section 803 of the NYSE MKT Company Guide. The Audit Committee holds formal and informal meetings. Two of its members attended four of the four formal meetings and one of its members attended three of the four formal meetings held in 2016.

The Board of the Company has determined that Paula Rogers and Anthony Hawkshaw are “audit committee financial experts”, as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitations for purpose of Section 11 of the U.S. Securities

Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors of the Company in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors of the Company.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the board of directors.

De-Minimis Non-Audit Services

At no time since the commencement of the Company’s most recently completed financial year has the

Company relied on the exemptions contained in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under section 8, Exemptions of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to pre-approve all non-audit services proposed to be provided by the external auditor. Such approval may, at the discretion of the Audit Committee, be done either by the Chair of the Audit Committee, who will advise the Audit Committee of such approval, or if the Chair prefers, through the Audit Committee itself.

CORPORATE GOVERNANCE

2016 Corporate Governance Review

A majority of the Board of Directors (six of eight) and all members of the Audit, Compensation and Corporate Governance and Nominating committees of the Company are independent. Mr Bryan Coates, Chair of the Board is an independent director and the role of Chair and CEO are separate. The Board regularly holds closed sessions without members of management present to foster independent and open dialogue among independent directors. The Company has adopted detailed and comprehensive terms of reference for the Board, its Committees and has written position descriptions for the Chair, CEO and President. The Board has a process in place that ensures management identifies the principal risks to the Company and its business and identifies measures to mitigate them. The Board has adopted policies and guidelines to ensure awareness and compliance with sound governance practices including a Code of Business Conduct, a Securities Trading Policy, an Anti-Corruption Policy, a Corporate Citizenship Policy, a Social and Environmental Conduct Policy, an Advance Notice Policy, a Majority Voting Policy and a Whistleblower Policy.

The Board has three standing committees which include the Audit, Compensation and Corporate Governance and Nominating committees. In the first half of 2016, the Board was focussed on the immediate priorities of refinancing or eliminating the Company's debt which had been extended from its maturity date of December 31, 2015 to June 30, 2016; restructuring the San Francisco mine's operations to reduce costs; and restoring the Company's financial liquidity and a positive working capital position. To this end, a Finance Committee was established to work with the Interim CEO to review and pursue potential financing alternatives. A wide range of potential transactions were examined and in July, 2016 the Caballo Blanco asset was sold to Candelaria Mining Corp. for US$12,500,000 and the assumption of a US$5,000,000 contingent payment. In June, 2016 the US$10,220,000 debt due to Sprott Resource Lending Partnership and Goldcorp Inc. and the $2.0 million note to Zebra Holdings and Investments S.à.r.l. and Lorito Holdings S.à.r.l. were repaid. On November 30, 2016, the Company completed a bought deal offering with gross proceeds of $20,200,000.

With the financial condition of the Company stabilized, the Board's next priority was to recruit and hire a new, permanent CEO. To this end, a Search Committee was established consisting of Stephen Lang (chair), Mark Backens and George Brack with a mandate to conduct a search and identify suitable, qualified CEO candidates for the full Board to consider. The Search Committee engaged Korn Ferry, an outside search firm, to assist with the search. After a thorough search process that considered a diverse range of qualified candidates, the Search Committee recommended and the Board approved the appointment of Mr Greg McCunn as the Company's new CEO effective February 1, 2017. With the appointment of Mr McCunn as CEO, the Board has dissolved the Finance, Technical and Search committees as their temporary short term mandates have been fulfilled.

General

In compliance with the requirements of the Business Corporations Act (British Columbia), under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the recommended guidelines established by National Policy 58-201-Corporate Governance Guidelines (“NP 58-201”), the Board has adopted corporate governance policies, procedures and documents described in the following sections.

Board of Directors

The Board is currently comprised of the individuals named in the following table. For information regarding the nominees for election to the Board at the Meeting, see “Election of Directors”.

Director	Independent or Not	Directorship in other Public Companies	Attendance at Meetings During Year Ended Dec. 31, 2016
Mark Backens	Non-Independent	None	11/11
George Brack	Independent	Capstone Mining Corp. Geologix Exploraions Inc. Silver Wheaton Corp.	11/11
Bryan A. Coates	Independent	Golden Queen Mining Co. Ltd. Falco Resources Ltd.	11/11
Anthony Hawkshaw	Independent	Regulus Resources Inc.	10/11
Stephen Lang	Independent	Centerra Gold Inc. International Tower Hill Mines Ltd.	11/11
Greg McCunn	Non-Independent	None	N/A(1)
Paula Rogers	Independent	Diversified Royalty Corp. NeutriSci International Inc.	11/11
Jose Alberto Vizquerra Benavides	Independent	Palamina Corp. Osisko Mining Inc.	9/11

(1)	Mr. McCunn joined the Board on February 1, 2017.

The Company entered into a consulting agreement with Anthony Hawkshaw (“Hawkshaw”) dated October 6, 2015 pursuant to which Hawkshaw agreed to provide special advisory services regarding cash and capital matters, to assist the Company’s efforts to improve its financial position and seek new capital for project developments, as instructed by the Finance Committee and the Board of Directors and as more particularly set forth in the agreement. Pursuant to the terms of the agreement, Hawkshaw is paid a fee of $1,000 per eight hour day with proportionate payment for fractional days worked. The term of Hawkshaw’s engagement is indefinite. Either party may terminate the consulting agreement upon 15 days written notice. The agreement was terminated by mutual consent prior to the date of this Circular and the total amount paid pursuant to the agreement was nil.

NP 58-201 suggests that a majority of the Board should be “independent” directors. National Instrument 58-101-Disclosure of Corporate Governance Practices defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. The Company’s Board Chair, Bryan Coates, is considered to be “independent” within the meaning of NP 58-201 and section 803 of the NYSE MKT Company Guide. In addition, George Brack, Anthony Hawkshaw, Stephen Lang, Paula Rogers, and Jose Vizquerra, are considered to be “independent” within the meaning of NP 58-201 and section 803 of the NYSE MKT Company Guide. Mark

Backens and Greg McCunn are not considered to be “independent” within the meaning of NP 58-201 or section 803 of the NYSE MKT Company Guide as they are, or have been in the past three years, executive officers of the Company.

As at the date of the Meeting, and upon the election of the directors nominated by management at the Meeting, the Board will be comprised of a majority of independent directors. See “Election of Directors” below for further details.

The independent directors have the opportunity to hold discussions in the absence of management through their participation in the Compensation Committee, Corporate Governance and Nominating Committee and Audit Committee. In addition, the independent directors may hold ad hoc meetings from time to time as and when appropriate. There were no regularly scheduled meetings of independent directors in the past year, however the independent directors did meet following every board meeting during 2016.

Board Mandate

A copy of the Board Charter is attached as Schedule “C” to this Circular. The mandate of the Board is to supervise the management of the Company’s business and affairs and in doing so to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In supervising the management of the Company’s business and affairs, the responsibilities of the Board include:

(a)	identifying the principal risks of the Company’s business and creating and implementing appropriate systems to manage these risks;

(b)	considering opportunities and risks of the business, and strategic alternatives, and selecting and approving an annual strategic plan;

(c)	approving an annual operating plan and any capital budget plans;

(d)	satisfying itself that the Company has effective internal controls and management information systems;

(e)	selecting a CEO and President, approving all key executive appointments and compensation, and monitoring the executive development process to ensure management continuity;

(f)	satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(g)	approving a system for succession planning for the CEO and President, and all key executive appointments, including appointing, training and monitoring senior management;

(h)	appointing a Chair of the Board and a chair for each meeting of the Board;

(i)	planning for and budgeting financial and other resources sufficient to meet its commitments when due to lenders, employees, and other stakeholders;

(j)	taking action, separate from management, on issues that require the independent action of the Board or one of its committees;

(k)	requiring and overseeing effective programs for workplace safety and environmental practices, and operating in accordance with applicable laws, regulations and permits; and

(l)	requiring and overseeing measures for receiving communications from stakeholders, including investors, employees, the communities in which it operates and the governments of those communities and through its CEO or President, receiving and considering responses and other communications.

At present, the Board has delegated the day-to-day management of the business and affairs of the Company to the executive officers of the Company. Generally, operations in the ordinary course or that are not in the ordinary course but do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and involve material expenditures or commitment on the part of the Company require prior approval of the Board. Any responsibility which is not delegated to management or a Board committee remains with the Board.

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the Board adopted a Majority Voting Policy on June 20, 2014. The Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is equal to the number of directors to be elected), each director of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. If, in an uncontested election of directors, the number of shares withheld for a nominee exceeds the number of shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation.

Within 90 days after the shareholders’ meeting, the Corporate Governance and Nominating Committee of the Company will determine whether to accept the resignation, which resignation should be accepted absent exceptional circumstances. The Company shall promptly issue a news release with the Board’s decision, which must fully state the reasons for that decision. The resignation becomes effective when accepted by the Board. If a resignation is accepted, the Board may leave the position vacant, fill the vacancy through the appointment of a director whom the Board considers to merit the confidence of the shareholders of the Company, or call a special meeting of shareholders to consider the election of a nominee recommended by the Board to fill the vacant position. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Corporate Governance and Nominating Committee or the Board at which the resignation is considered. However, the director shall remain active and engaged in all other Board and Board committee activities, deliberations and decisions during this process.

A copy of the Company’s majority voting policy may be obtained under the Company’s profile on SEDAR at www.sedar.com.

Position Descriptions

The titles of CEO and President are commensurate with their roles and responsibilities as within the Company and the practical recognition that during 2016 Arturo Bonillas served as the Company’s key executive in Mexico and Mark Backens served as the Company’s key executive outside of Mexico. Effective February 1, 2017 Greg McCunn was appointed CEO of the Company, replacing Mark Backens, Interim CEO.

The role and responsibilities of the CEO are set out in a written position description. The CEO is responsible for meeting the corporate goals and objectives developed by the Board. He has the authority and is responsible for overseeing and achieving the governance, financing and regulatory compliance obligations and performance guidelines approved by the Board, for implementing the Company’s strategic plan and for maintaining relationships with the Company’s shareholders and other stakeholders.

The role and responsibilities of the President are set out in a written position description. The President is responsible for meeting the corporate goals and objectives developed by the Board, including the management and control of the day to day operations in Mexico. He has the authority and is responsible for achieving the operational performance guidelines approved by the Board by an annual strategic plan and budget or other resolutions, subject to the coordination of responsibilities with the CEO.

Bryan Coates is the Chair of the Board. The role and responsibilities of the Board Chair are set out in a written position description. The Board Chair is responsible for Board leadership (including confirming governance framework and advising the directors of their obligations, presiding over Board meetings and related decision making, sitting as a member of the Corporate Governance and Nominating Committee, and in consultation with the CEO, requiring adequate personnel and resources are available for effective Board functioning), strategic leadership (including working closely with the President and CEO on matters of informed decision making and strategic oversight) and governance leadership (including assuming primary responsibility for the governance of the Board).

Although the Board has developed written mandates for each of the Board committees, the Board has not yet developed written position descriptions for the chairs of each Board committee. The written mandate for each committee delineates the role and responsibilities for each committee chair.

The Board retains the authority and responsibility for the hiring, firing, compensating and monitoring of the CEO, President and CFO, and such other senior key personnel as the Board from time to time directs.

Orientation and Continuing Education

As part of an orientation program provided by the Corporate Governance and Nominations Committee, new directors are provided with an integrated Board manual of principles, policies and practice tools for Board governance, and access to an integrated website at www.timminsgold.com, public information on the Canadian SEDAR system, and restricted access for directors to confidential but relevant corporate data. New directors meet with the CEO, President and CFO to review the Company’s business, operations and finances. An annual Board meeting or strategic planning session may be scheduled at the Company’s principal properties. New directors are encouraged to visit the Company’s principal properties as soon as possible, accompanied by the senior executives responsible for their operation. All the directors visited the mining operations at the Company’s San Francisco site in September 2014 and new directors visited the mining operations at San Francisco in September, 2015, October, 2015, November, 2015 and February, 2017. Directors receive reports from management and are encouraged to visit the principal properties on an ongoing basis in order to keep themselves abreast of new developments there. Directors also circulate amongst themselves information concerning corporate governance, mining industry perspectives (including perspectives from outside advisors), gold prices and risk management. In November, 2016 all the directors attended a presentation by Blake Cassels & Graydon LLP on the duties and obligations of directors of a public company.

In addition to the responsibilities assumed by the committees of the Board, it is the continuing obligation of the senior corporate executives, to bring to the Board’s attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations. Individual directors, with assistance from the Corporate Governance and Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Certain directors may also be required to have additional responsibilities to maintain their professional standings and competence. Board members are encouraged to attend educational courses or presentations in relation to the

Company’s projects or the industry within which the Company operates. Costs for such courses may be paid by the Company, as requested, on a case-by-case basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct (the “Code”), which identifies the key principles of corporate governance and conduct. This Code is available on the Company’s website and on SEDAR or copies may be obtained directly from the Company. The Board is responsible for monitoring general compliance with the Code. Although the Board is not required to actively monitor the Code, it both periodically reviews conduct concerns and is developing internal reporting and review protocols, including for the prompt notification of apparent or real breaches, for assessment, investigation and action.

The Board recognizes its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code is included with the orientation of all directors, officers, management and employees, and is periodically reviewed by the Corporate Governance and Nominating Committee for effectiveness and updating. The Board has also adopted a Whistleblower Policy, to facilitate the reporting of any breaches of the Code or concerns over financial matters, internal controls, corporate or other matters, and a series of corporate governance policies, which include guidelines for confidentiality, corporate disclosure, internet communications, securities trading, anti-corruption and corporate citizenship. The corporate citizenship initiative includes community health, welfare and education, and environmental components.

As some of the directors of the Company also serve as directors of other companies engaged in similar business activities, the Board must comply with the conflict of interest provisions of the Business Corporation Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director is required to declare the nature and extent of his or her interest and he or she is excluded from all discussion on the matter and is not entitled to vote on resolutions of the board which evoke such a conflict. All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality. In addition, the Board has developed a Board guideline to define independence and a process to identify and assess conflicts of interest.

Nomination of Directors

The Corporate Governance and Nominating Committee of the Board consists of George Brack (Chair), Anthony Hawkshaw and Bryan Coates, all of whom are independent directors.

The Board has approved a written mandate for the Corporate Governance and Nominating Committee, which includes guidance on the role and responsibilities of the committee chair and which includes a requirement that the nominations functions be directed by an independent director. The nominations function is assisted by a reference to a Board profile matrix of desirable experience and education that has been prepared by the Board, and, from time to time, by search consultants and industry director registries. All directors are asked to use their best efforts to nominate suitable directors to the Corporate Governance and Nominating Committee, with particular reference to those who are considered to be “independent” within the meaning of NP 58-201, section 803 of the NYSE MKT Company Guide and the Company’s interpretive standard.

The Corporate Governance and Nominating Committee’s nominating responsibilities include:

(a)	reviewing and recommending to the Board updates to constating documents, corporate governance policies, procedures and practices;

(b)	developing position descriptions;

(c)	assessing annually and when vacancies arise, qualified persons to be nominated for election or re-election to the Board and the committees of the Board;

(d)	assisting in the identification, evaluation and selection of key personnel and senior executives;

(e)	reviewing governance systems;

(f)	providing orientation programs for new directors and continuing development programs for existing directors; and

(g)	reviewing annually the functions of corporate governance and nominations, including Board and committee performance.

The Corporate Governance and Nominating Committee holds formal and informal meetings and the committee had 100% attendance at all formal meetings held in 2016. The Corporate Governance and Nominating Committee holds part of each meeting in the absence of members of management, and reports promptly to the Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment, and other advisors as it deems necessary.

Compensation

The Compensation Committee consists of four independent directors: Jose Vizquerra (Chair), Bryan Coates, George Brack and Paula Rogers. The Compensation Committee holds formal and informal meetings, and the committee had 100% attendance at all formal meetings held in 2016. The Compensation Committee holds its meetings in the absence of other members of the Board. The Board has approved a written mandate for the Compensation Committee which includes guidance on the role and responsibilities of the committee chair. The Committee’s responsibilities include:

(a)	reviewing goals, objectives and policies relevant to compensation for the directors and officers;

(b)	reviewing strategic plans, goals and budgets related to executive compensation including annual performance objectives, incentive and equity based compensation, expenses and perquisites;

(c)	reviewing processes for executive and director compensation; and

(d)	reviewing annual schedules and budgets including time commitments of officers, support personnel, advisors and consultants.

The Compensation Committee develops and updates an objective process for determining executive and director compensation including retaining independent compensation advisors. Final deliberations and compensation recommendations of the Compensation Committee are made without executive officers present and final decisions require Board approval.

The Compensation Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Compensation Committee has full authority to require management to perform studies and furnish any information it requires in performance of its duties.

Other Board Committees

In addition to the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, during 2016 the Company also had a Technical Committee, a Finance Committee and a Search Committee, the latter of which was formed to identify CEO candidates. Prior to the date of this Circular the Technical Committee, the Finance Committee and the Search Committee were dissolved. From time to time other additional committees may be raised to address pertinent issues.

Assessments

The entire Board evaluates the effectiveness of the Board, its committees and individual directors on an annual basis. This evaluation was conducted in 2016 (for 2015) and 2017 (for 2016). To facilitate this evaluation, the Board conducts an annual assessment of its performance, consisting of a review of its charter, the performance of the Board as a whole and the performance of the Board Chair and members individually. This annual assessment includes an evaluation of each Board committee. Such annual assessments are provided for in the charters of the Board and each of the committees. In addition, in performing its annual compensation assessment, the Compensation Committee also conducts assessment of the executive officers, directors, committee members and committees.

Term Limits and Diversity

In the fall of 2014 the Canadian Securities Administrators introduced “comply or explain” policies requiring companies to either adopt or explain why they have not adopted (a) policies with respect to term limits for directors; and (b) policies and targets designed to increase participation by women in board matters and in executive positions. The Corporate Governance and Nominating Committee continues to consider the substance of appropriate policies, but has not yet adopted formal policies or targets on either term limits or diversity.

The Board and the Corporate Governance and Nominating Committee have historically recognized the valuable contributions made to board deliberations and management by people of different gender, experience and background. The Board undertakes annual director assessments and has had ongoing turnover at the board level. Selection is made as per the criteria described above and elsewhere in this Circular (such as based on merit, skills, qualifications, needs of the Company at the time). However, the Board is mindful of the benefit of diversity in the Company’s leadership positions and the need to maximize the effectiveness of the Board and management in their decision making abilities. Accordingly, in searches for new directors or officers, the Board considers the level of female representation and diversity within its leadership ranks and this is just one of several factors used in its search process. The Company currently has one female member on its board of eight (12.5%), and one female officer among the Company’s senior management team of eight (12.5%).

The Corporate Governance and Nominating Committee annually review the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives. The Corporate Governance and Nominating Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

In considering the recently adopted CSA guidelines, the Corporate Governance and Nominating Committee has determined to monitor developments in this area while reviewing the Company’s own practices in order to adopt a policy that is meaningful for the Company. The Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. The Board believes that diversity is important to ensure that the Board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee, former executive officer, director or employee of the Company or any of its subsidiaries, has been indebted to the Company or any of its subsidiaries, either in connection with the purchase of securities or otherwise. No director, executive officer, proposed nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee has been indebted to the Company or any of its subsidiaries or any other entity which indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors, executive officers and management employees of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company’s financial statements and MD&A at info@timminsgold.com. The financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BY ORDER OF THE BOARD

Bryan A. Coates
Chair

Schedule “A”

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
TIMMINS GOLD CORP.
(the “Company”)

RE:	Share Consolidation

WHEREAS the Company wishes to obtain the requisite shareholder approval for a share consolidation, as more fully described in the management information circular of the Company dated April 11, 2017.

NOW THEREFORE BE IT RESOLVED as a Special Resolution that:

1.	the 355,628,602 issued and outstanding fully paid common shares without par value in the capital of the Company be consolidated into 35,562,860 common shares without par value, every ten outstanding common shares before consolidation being consolidated into one common share;

2.	the amendments to the Notice of Articles and Articles of the Company as may be necessary to give effect to the share consolidation are hereby approved;

3.	any director or officer of the Company is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing; and

4.	notwithstanding that this special resolution has been duly passed (and the share consolidation approved) by the shareholders of the Company, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company to revoke this special resolution at any time and to not proceed with the share consolidation.

A-1

Schedule “B”

SPECIAL RESOLUTION OF THE SHAREHOLDERS
OF TIMMINS GOLD CORP.
(the “Company”)

RE:	Name Change

WHEREAS the Company wishes to obtain the requisite shareholder approval to change the name (“Name Change”) of the Company to “Alio Gold Inc.”, or such other name as the board of directors may approve in its discretion, as more fully described in the management information circular of the Company dated April 11, 2017.

NOW THEREFORE BE IT RESOLVED as a Special Resolution that:

1.	subject to the approval of the Toronto Stock Exchange, the New York Stock Exchange MKT and the Registrar of Companies, the name of the Company be changed from “Timmins Gold Corp.” to “Alio Gold Inc.”, or such other name as the board of directors may approve in its discretion;

2.	the amendments to the Notice of Articles and Articles of the Company as may be necessary to give effect to the name change are hereby approved;

3.	any one director or officer of the Company is hereby authorized and directed to sign all documents and do all things necessary or desirable to effect such alteration, including the filing of a Notice of Alteration with the Registrar of Companies;

4.	any director or officer of the Company is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing; and

5.	notwithstanding that this resolution has been duly passed (and the Name Change approved) by the shareholders of the Company, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company to revoke this resolution at any time and to not proceed with the Name Change.

B-1

Schedule “C”

TIMMINS GOLD CORP.
(the "Company")

BOARD CHARTER
And
CORPORATE GOVERNANCE POLICIES

1.	GENERAL

In compliance with the requirements of the Business Corporations Act (British Columbia), under which the Company was incorporated, the directors are elected by the shareholders to supervise the management of the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Further to the Company's corporate purposes and obligations under,

  the legislation of Canada and British Columbia, including employment, tax and securities legislation;

  applicable regulations including those of Canadian securities commissions, administrators and stock exchange;

  applicable legislation and laws for subsidiaries, and;

  contractual obligations as applicable to employees, shareholders, and creditors,

and in particular, in accordance with the recommended guidelines established by National Policy 58-201 Corporate Governance Guidelines ("NP 58-201”) for listed issuers on the TSX or TSX Venture Exchange in Canada, the Board of Directors of the Company (the "Board") has adopted this Charter and overview of the Corporate Governance Policies for the Company.

2.	BOARD OF DIRECTORS

2.1	The Board of Directors is responsible for the strategic direction and oversight of the Company for the long-term balanced best-interests of the Company and its subsidiaries in a lawful and responsible manner, in accordance with the applicable legislation, regulations and the memorandum and articles of the Company. The Board will develop the Company's approach to corporate governance including principles and guidelines specifically applicable to the Company.

2.2	Regarding the principles of independent directors to promote informed, unbiased decision-making, an independent director is defined as one who has no direct or indirect material relationship with the issuer.

A material relationship is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

Independence is clarified in the context of conflicts of interest matters described in section 7 below, and will be further clarified by interpretive statements or guidelines by the Board from time to time, including a board-composition profile to assist in the identification, nomination, and development of directors, to review the matrix of skills, expertise and independence for the Board in future, appropriate for the age and stage of the business and the Company.

3.	BOARD CHARTER AND MANDATE

3.1	The role of the Board and of each director is that of strategic oversight: to identify the short and long term values and approve the strategic direction of the Company and the corporate group, and; to periodically assess the performance of the Company against such strategic plans and policies.

3.2	The authority and responsibilities of the Board include developing the Company's approach to corporate governance including a set of corporate governance principals and guidelines that are specifically applicable to the Company, and:

  To identify the principal risks of the Company's business and to create and implement appropriate systems to manage these risks;

  To consider opportunities and risks of the business, and strategic alternatives, and to select and approve an annual strategic plan;

  To approve an annual operating plan and any capital budget plans;

  To satisfy itself that the Company has effective internal controls and management information systems;

  To select a Chief Executive Officer and President, approve all key executive appointments and compensation, and to monitor the executive development process to ensure management continuity;

  To satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

  To approve a system for succession planning for the Chief Executive Officer and President, and all key executive appointments, including appointing, training and monitoring senior management;

  To appoint a Chair of the Board and a chair for each meeting of the Board;

  To plan for and budget financial and other resources sufficient to meet its commitments as due to lenders, employees, and other stakeholders;

  To take action, separate from management, on issues that require the independent action of the Board or one of its committees;

  To require and oversee effective programs for workplace safety and environmental practices, and to operate in accordance with applicable laws, regulations and permits, and;

  To require and oversee measures for receiving communications from stakeholders, including investors, employees, the communities in which it operates and the governments of those communities; and through its Chief Executive Officer or President, to receive and consider responses and other communications.

4.	STATEMENTS OF ROLES AND RESPONSIBILITIES

4.1

Board and Management. The Board has delegated the day-to-day management of the business and affairs of the Company to executive officers and management, including operations in the ordinary course of business, subject to directions or guidelines on material expenditures or strategic matters. The authority for any responsibility which is not expressly delegated remains with the Board. It is the continuing obligation of the senior corporate executives to bring to the Board's attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations.

4.2

Directors and Board Chair. The Board has developed a written statement of the role of the Directors and the Board Chair, and mandates for each committee and committee chairs. The duties of the Directors individually, and the Chair in his or her oversight role for the Board itself, are generally,

  To act honestly and in good faith with a view to the best interests of the Company, and;

  To exercise the care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

Principles of informed, effective exercise of authority are developed through the governance policy and governance platform documents, board briefings and guidelines. The Board Chair and the chair of each Board committee have the authority to require effective functioning of the Board and each committee, as applicable.

4.3

Chief Executive Officer and President. The Board has developed written statements of role and responsibilities for the Chief Executive Officer and for the President, for shared and collaborative leadership with a focus on corporate affairs, governance and financing for the Chief Executive Officer, and operations and community relations for the President.

4.4	Board Committees. The Board has developed written mandates and responsibilities, including the role of committee chairs, for its Committees, which are currently:

(a)	Corporate Governance and Nominating;

(b)	Compensation; and

(c)	Audit.

A brief overview of each committee mandate is provided in sections 8-10 below.

5.	ORIENTATION AND CONTINUING EDUCATION

5.1	As part of an orientation program provided by the Corporate Governance and Nominating Committee, new directors are and will be provided with an integrated Board Manual of principles, policies and practice tools for board governance, and;

  access to online data through, (a) an integrated website at www: timminsgold.com, (b) public information on the Canadian SEDAR system, and, (c) if available online, additional restricted access for directors to confidential but relevant corporate data.

5.2

New directors will meet with the Chief Executive Officer, President and Chief Financial Officer to review the Company's business, operations and finances, and new directors are encouraged to visit the Company's principal properties for operational briefing accompanied by a senior operations executive.

5.3

An annual Board meeting will be scheduled at one of the Company's principal properties. An annual strategic planning meeting will allow for identification of director education and information matters.

5.4

In addition to reasonable information support from executive officers and committees of the Board, individual directors are responsible for maintaining their own education, skills and knowledge at an appropriate level. Certain directors may also be required to have added to or maintain their professional standings and competence. With Corporate Governance and Nominating Committee approval, a director may attend an educational course or upgrading at the Company's expense.

5.5

In addition to the Corporate Governance and Nominating Committee's responsibilities for annual assessments, the Board Chair may monitor and report to the Board on his or her assessment of the effectiveness of each director in the context of guideline protocols to be reviewed each year when the Board considers the number of directors and recommends nominees for election to the shareholders.

6.	BUSINESS CONDUCT

The Board has the responsibility and authority to set the tone for the conduct of its management and employees in carrying on business.

6.1	The Board has adopted and will maintain a written Code of Business Conduct and Ethics (the "Code"), which identifies the key principles of corporate governance and conduct. This Code is available on the Company's website (www.timminsgold.com) and on the System for the Electronic Distribution and Retrieval of Documents ("SEDAR"), and alternatively, copies may be obtained directly from the Company. The Board has structured integrated statements on business conduct as the Code which provides purposes and principles, and a series of statements of business conduct standards as guidelines to clarify the application of principles in practice for internal use.

These guideline Statements of Business Conduct Standards include matters of employment and environmental concern, and commercial conduct.

6.2

The Board is responsible for monitoring general compliance with the Code, although the Board relies on management to actively monitor the Code, the Board will both periodically review conduct concerns and oversee internal reporting and review protocols, including for the prompt notification of apparent or real breaches, for assessment, investigation and action.

6.3

The Code is included with the orientation of all directors, officers, management and employees, and on the corporate website. It will be periodically reviewed by the Corporate Governance and Nominating Committee for effectiveness and updated.

6.4

The Board will support the work of the President and Chief Executive Officer on initiatives for a corporate social-enterprise program with integrated community health, welfare and education, and environmental components.

7.	INDEPENDENCE AND POTENTIAL CONFLICTS OF INTERESTS

7.1	The Board recognizes the importance of informed and unbiased decisions through practices including those for independent directors and attention to conflicts of interests.

7.2	The Board will provide policies on the definition and initial assessment of director independence and conflicts-of-interests on nomination, and ongoing assessment of independence as circumstances change. Practices include interpretative statements and expert counsel on independence in governance, and a statement of business conduct on conflicts-of-interest, including related reporting, administration and procedures. The role of independence has been balanced with available resources and personnel in an emerging corporate enterprise situation. The Board must comply with the conflict-of-interest provisions of the Business Corporation Act (British Columbia), as well as the relevant securities regulatory instruments, to promote the unbiased exercise of independent judgment generally, and particularly in considering transactions and agreements in respect of which a director or officer has or may have a material interest.

7.3	The Board will provide further guidelines to define independence, and a process to identify and assess conflicts of interest, from time to time. Examples include:

  Any interested director is required to declare the nature and extent of his or her interest in a timely way. All such matters involving senior management or directors must be disclosed to the Board regardless of whether they may appear to be immaterial.

  In balancing the interests of the Company, he or she may be excluded from all discussion on the matter and is not entitled to vote at meetings of directors which evoke such a conflict.

  The Chair of the Board, when appointed, will be "independent" within the meaning of NP 58-201.

  The independent directors may hold regularly-scheduled meetings or ad hoc meetings which only they attend, either of the Board or of any Board committee,

  and on request to the Chair or when the Board considers it to be appropriate to do so, non-independent directors will be asked to step out of Board meetings so that independent directors may meet in executive session.

8.	NOMINATION MATTERS

8.1	The Board has provided and will maintain a written mandate for a Corporate Governance and Nominating Committee. Authority for Committee decisions on compensation, including engagement of advisors, recommendations to the Board and discussions pending Board approvals, must remain with independent members of the Committee.

8.2	The Board has and may approve further guidelines such as a board-profile matrix of desirable experience and education, and the use of search consultants and industry director registries, from time to time. All directors will be asked to nominate suitable directors to the Corporate Governance and Nominating Committee, with particular reference to those who are considered to be "independent" within the meaning of NP 58-201 and the Company's Board Guideline: Independence.

8.3	The nominations authority and responsibility of the Corporate Governance and Nominating Committee will include considering annually the size and composition of the Board and its committees, and the qualifications of incumbent directors; reviewing and updating the board-profile matrix; recommending to the Board such changes to the board profile as it sees fit; identifying and recommending, annually and when vacancies arise, qualified persons to be nominated for election or re-election to the Board and the committees of the Board (or advising of interim processes); providing an appropriate selection process for new nominees to the Board; developing position descriptions of directors, including identifying required competencies and characteristics of potential directors; reviewing changes in applicable laws on director qualifications and nominations, emerging practices or other initiatives relating to directors or boards of directors; providing orientation programs for new directors and continuing development programs for existing directors; and reviewing annually the functions of corporate governance and nominations, including Board and Committee performance.

8.4	The Board will approve standard meeting protocols for the Board and all Committees. The Corporate Governance and Nominating Committee mandate will have responsibility for such protocols, and the application of such in Committee meetings. Practices will include for part of each meeting to be independent members only, or an alternative provision for candid discussion among such members, in the absence of members of management, and, for reporting promptly to the Board after each of its meetings. Authority for Committee decisions on nominations, including engagement of advisors, recommendations to the Board and discussions pending Board approvals, must remain with independent members of the Committee. The Committee has and will have the authority to further engage and compensate outside consultants for information input and recommendations.

9.	COMPENSATION MATTERS

9.1	The Board has provided and will maintain a written mandate for a Compensation Committee. Authority for Committee decisions on compensation, including engagement of advisors,

recommendations to the Board and discussions pending Board approvals, must remain with independent members of the Committee. The Committee has and will have the authority to further engage and compensate outside consultants for information input and recommendations.

9.2

The Compensation Committee's responsibilities include reviewing goals and objectives relevant to compensation for the Chief Executive Officer and all other executive officers; evaluating the performance of the executive officers and making recommendations to the Board on their compensation; reviewing and recommending to the Board all proposed employment contracts and special compensation arrangements; recommending, and if approved, administering incentive plans, share option plans and employee benefit plans; recommending to the Board fees, benefits and other compensation for directors; and reviewing all executive compensation disclosure before it is made public. The Compensation Committee has and may further engage and compensate outside consultants for information input. It has no authority to delegate any of its responsibilities to make recommendations to the Board or negotiate pending Board approvals.

9.3

The Board will provide standard meeting protocols for the Board and all Committees. The Compensation Committee mandate will include such protocols, including for part of each meeting to be independent members only or alternative provision for candid discussion among such members, in the absence of members of management, and for reporting promptly to the Board after each of its meetings.

10.	BOARD COMMITTEES

In addition to the Committees for nomination and compensation matters noted above, the Board has approved written mandates for and will constitute an Audit Committee.

10.1	Audit Committee

The members of the Audit Committee will include a minimum of three "financially literate" directors (as defined by National Instrument 52-110, Audit Committees (“NI 52-110"), appointed by the Board. Unless exempted by NI 52-110 or other applicable securities legislation, a majority of the members of the Committee shall be "independent" (as defined by NI 52-110).

The Audit Committee's duties and responsibilities are specified by law and in the Audit Committee Mandate.

The Audit Committee will meet regularly with the Chief Executive Officer and the Chief Financial Officer and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors' procedures and audit plans. The Audit Committee will recommend to the Board the accounting firm to be appointed as independent auditors.

The Audit Committee will review and recommend to the Board for approval the annual financial statements and Management's Discussion and Analysis ("MD&A"), review and approve the interim financial statements and MD&A and undertake other activities required by regulatory authorities. In the emerging development of the Company the Audit Committee members also collaborate with a f inance committee to review and monitor internal controls and reporting.

The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders' meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

11.	ANNUAL GOVERNANCE ASSESSMENTS

The entire Board will evaluate the effectiveness of the Board, and its committees, and senior officers on an annual basis. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its charter, the performance of the committee as a whole and the performance of the committee chair. The evaluations may also include regulatory compliance evaluations by corporate or governance counsel.

Evaluations of individual directors will be developed incrementally, from noting director attendance at meetings, to assessing the performance of individual directors, and steps for individual and board governance-development. Such individual annual assessments will take into account the applicable position description(s) as well as the competencies and skills each individual director is expected to bring to the Board.

Updated, 2017

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